ASSET TRANSFER AGREEMENT

THIS ASSET TRANSFER AGREEMENT ("Agreement") is made this 30th day of November

2021 ("Effective Date") by and between DiaspoCare, LLC, a Minnesota limited liability company,

whose place of business is 2147 University Avenue West, Suite 105, Saint Paul, Minnesota 55114

("SELLER") and DCare, Inc., a Minnesota Corporation with a place of business at 2147 University

Avenue West, Suite 105, Saint Paul, Minnesota 55114 ("BUYER").

RECITALS

WHEREAS, the purpose of the Agreement is to memorialize the continuation of operations and transfer of assets of the SELLER to BUYER, which was effective as of November 30, 2021;

WHEREAS SELLER is organized as a limited liability company and has continuously and conspicuously operated as such prior to and since 2018;

WHEREAS all aspects of SELLER operations, including meeting of obligations, have continued uninterrupted and will continue as an owned entity under BUYER;

WHEREAS BUYER is willing to indemnify and be responsible for all aspects of SELLER's business and operations for all periods including the periods between SELLER organization and BUYER transfer date of November 30, 2021;

NOW, THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.   Transfer of Assets. SELLER hereby agrees to transfer, assign, convey, release and deliver to BUYER, and BUYER agrees to receive all of SELLER's rights, title and interest under, in and to all contracts, accounts receivables, assets of SELLER (referenced or unreferenced herein); and BUYER agrees to be bound by all of the terms and conditions of SELLER under the transferred assets ("Transferred Assets") in each case arising from and after the date of organization of SELLER and relating to the period from and after the Effective Date.

2.   Assumed Liabilities and Obligations. SELLER assigns to BUYER and BUYER hereby assumes and agrees to pay, satisfy, perform and discharge, as if SELLER had been operated by BUYER from the commencement of the business and had never been owned by SELLER; all of the obligations and liabilities arising out of or relating to the business or the Transferred Assets, known or unknown, accrued, absolute, contingent or otherwise, whether arising from pending or threatened claims against SELLER related to the business or the Transferred Assets, whether arising as a result of the transactions contemplated hereby, whether existing at the organization

date and up to the Effective Date or arising at any time or from time to time after the Effective Date, and whether based on circumstances, events or actions arising theretofore or thereafter, and whether or not such obligations and liabilities shall have been disclosed herein or reflected on the books and records of the business.

3. <u>Books and Records</u>. SELLER agrees that all original licenses, permits, contracts, books and records which relate to the business, or the Transferred Assets shall continue in the possession of BUYER and inure to BUYER's benefit.

4. <u>Indemnification</u>. BUYER hereby agrees to indemnify, defend and hold harmless SELLER and any member, officer, employee, agent or representative of SELLER (the "Indemnitees") from and against all loss, liability, claim, damage, cost or expense asserted against, imposed upon or incurred by the Indemnitees or any Indemnitee, resulting from, relating to or arising out of the business, whether arising prior to or after the Effective Date. In the event that BUYER is obligated to make any payment under this Section, BUYER will be subrogated to any and all rights that SELLER has or will have against any third party with respect to the claim or event giving right to such payment. Such rights of subrogation shall include, but are not limited to, the right to enforce or use any right or remedy which SELLER now has or may hereafter have against any third party in connection with the claim or event giving rise to such payment, whether pursuant to a separation agreement or otherwise.

5. <u>Miscellaneous</u>.

5.1. <u>Notices</u>. All notices, billings, requests, demands, approvals, consents, and other communications which are required or may be given under this Agreement shall be in writing and will be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid to the parties at their respective addresses set forth below:

SELLER:	**BUYER:**
Serge-Alain Wandji (CEO).	Serge-Alain Wandji (CEO).
Attn: Mike Essien, Esq.	Attn: Mike Essien, Esq.
2147 University Ave. W. Ste 105	2147 University Ave. W. Ste 105
Saint Paul, MN 55114	Saint Paul, MN 55114

5.2. <u>Assignment</u>. This Agreement shall not be assignable except with the prior written consent of the other party to this Agreement.

5.3. <u>Governing Law</u>. This Agreement shall be governed by and construed under the laws of the State of Minnesota without regard to its provisions concerning conflict of laws. The parties agree that any action that is brought under this Agreement shall be brought in the State of Minnesota.

5.4. <u>Headings.</u> The section headings used in this Agreement are for convenience of reference only and will not be considered in the interpretation or construction of any of the provisions thereof.

5.5.   <u>Amendments; Waivers</u>. No amendment, waiver of compliance with any provision or condition hereof, or consent pursuant to this Agreement, will be effective unless evidenced by an instrument in writing signed by the parties.

5.6.   <u>Severability</u>. If any terms or provisions hereof or the application thereof to any circumstances shall be found by any court having jurisdiction to be invalid or unenforceable to any extent, such term or provision shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.7.   <u>Further Assurances</u>. Subject to the provisions hereof, the parties hereto shall make, execute, acknowledge and deliver such other instruments and documents, and take all such other actions, as may be reasonably required in order to effectuate the purposes of this Agreement and to consummate the transactions contemplated hereby.

5.8.   <u>Counterparts</u>. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which, together, shall constitute one and the same instrument.

5.9.   <u>No Third Party Beneficiaries</u>. The provisions of this Agreement are for the sole benefit of BUYER and SELLER and will not, except to the extent otherwise expressly stated herein, inure to the benefit of any third party.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date shown below and effective as of the Effective Date as written above.

Signatures on next page:

SELLER

DIASPOCARE, LLC

Serge Wandji (Jul 4, 2022 22:08 CDT)

Name: Serge-Alain Wandji (CEO)

Mike Essien

Mike Essien (Jul 9, 2022 13:56 CDT)

Name: Mike Essien, Esq.

Sean O'Neil (Jul 6, 2022 02:19 EDT)

Name: Sean O'Neil

Jote Taddese (Jul 9, 2022 12:31 CDT)

Name: Jote Taddese

Edwin Bogonko (Jul 9, 2022 13:04 CDT)

Name: Edwin Bogonko

Brittany Drury (Jul 8, 2022 11:14 EDT)

Name: Brittany Drury

BUYER

DCARE, INC.

Serge Wandji (Jul 4, 2022 22:08 CDT)

Name: Serge-Alain Wandji (CEO)

Mike Essien

Mike Essien (Jul 9, 2022 13:56 CDT)

Name: Mike Essien, Esq.

Sean O'Neil

Sean O'Neil (Jul 6, 2022 02:19 EDT)

Name: Sean O'Neil

Jote Taddese (Jul 9, 2022 12:31 CDT)

Name: Jote Taddese

Edwin Bogonko (Jul 9, 2022 13:04 CDT)

Name: Edwin Bogonko

Brittany Drury (Jul 8, 2022 11:14 EDT)

Name: Brittany Drury

DiaspoCare_ASSET_TRANSFER_AGREEMENT

Final Audit Report   2022-07-09

Created:	2022-07-05
By:	Michael Essien (aniessien70@gmail.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAwH_4OZKqjR8Ngp1oCk_mPnq_zpZOk8x7

"DiaspoCare_ASSET_TRANSFER_AGREEMENT" History

Document created by Michael Essien (aniessien70@gmail.com)
2022-07-05 - 2:37:44 AM GMT- IP address: 50.244.203.105

Document emailed to Serge Wandji (serge-alain.wandji@diaspocare.com) for signature
2022-07-05 - 2:40:04 AM GMT

Email viewed by Serge Wandji (serge-alain.wandji@diaspocare.com)
2022-07-05 - 3:07:11 AM GMT- IP address: 107.2.85.62

Document e-signed by Serge Wandji (serge-alain.wandji@diaspocare.com)
Signature Date: 2022-07-05 - 3:08:19 AM GMT - Time Source: server- IP address: 107.2.85.62

Document emailed to sean.oneil@diaspocare.com for signature
2022-07-05 - 3:08:21 AM GMT

Email viewed by sean.oneil@diaspocare.com
2022-07-06 - 6:17:24 AM GMT- IP address: 35.142.206.51

Document e-signed by Sean O'Neil (sean.oneil@diaspocare.com)
Signature Date: 2022-07-06 - 6:19:56 AM GMT - Time Source: server- IP address: 172.58.172.141

Document emailed to brittany.drury@diaspocare.com for signature
2022-07-06 - 6:19:58 AM GMT

Email viewed by brittany.drury@diaspocare.com
2022-07-08 - 3:13:50 PM GMT- IP address: 172.58.171.65

Document e-signed by Brittany Drury (brittany.drury@diaspocare.com)
Signature Date: 2022-07-08 - 3:14:58 PM GMT - Time Source: server- IP address: 172.58.171.65

Document emailed to jote.taddese@diaspocare.com for signature

2022-07-08 - 3:14:59 PM GMT

Email viewed by jote.taddese@diaspocare.com

2022-07-09 - 5:28:34 PM GMT- IP address: 73.242.58.20

Document e-signed by Jote Taddese (jote.taddese@diaspocare.com)

Signature Date: 2022-07-09 - 5:31:50 PM GMT - Time Source: server- IP address: 73.242.58.20

Document emailed to edwin.bogonko@diaspocare.com for signature

2022-07-09 - 5:31:52 PM GMT

Email viewed by edwin.bogonko@diaspocare.com

2022-07-09 - 6:03:15 PM GMT- IP address: 206.9.206.250

Document e-signed by Edwin Bogonko (edwin.bogonko@diaspocare.com)

Signature Date: 2022-07-09 - 6:04:41 PM GMT - Time Source: server- IP address: 206.9.206.250

Document emailed to mike.essien@diaspocare.com for signature

2022-07-09 - 6:04:43 PM GMT

Email viewed by mike.essien@diaspocare.com

2022-07-09 - 6:55:57 PM GMT- IP address: 24.118.35.201

Document e-signed by Mike Essien (mike.essien@diaspocare.com)

Signature Date: 2022-07-09 - 6:56:35 PM GMT - Time Source: server- IP address: 24.118.35.201

Agreement completed.

2022-07-09 - 6:56:35 PM GMT

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